Exhibit 23.1

INDEPENDENT AUDITORS’ CONSENT

The Board of Directors
Emulex Corporation:

We consent to the incorporation by reference herein of our report dated August 1, 2003, except as to note 17, which is as of August 27, 2003, with respect to the consolidated balance sheets of Emulex Corporation and subsidiaries as of June 29, 2003 and June 30, 2002, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the three-year period ended June 29, 2003, and the related financial statement schedule, which report appears in the June 29, 2003, annual report on Form 10-K of Emulex Corporation, and to the reference to our firm under the heading “Experts” in the prospectus.

KPMG LLP

Costa Mesa, California
March 10, 2004